

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720   May 30, 2018

<u>Via E-mail</u>
Robert Sarver
Chief Executive Officer
Western Alliance Bancorporation
One E. Washington Street Suite 1400
Phoenix, AZ 85004

> **Re: Western Alliance Bancorporation**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 26, 2018**
> **File No. 001-32550**

Dear Mr. Sarver:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant
Office of Financial Services